8390 East Crescent Parkway, Suite 650
Greenwood Village, Colorado 80111
(303) 770-8300

August 31, 2015

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Century Communities, Inc. and Subsidiary Guarantors
Registration Statement on Form S-4

Ladies and Gentlemen:

Century Communities, Inc., a Delaware corporation (the “Company” or “we”), and the Company’s subsidiary guarantors (collectively, the “Guarantors,” and together with the Company, the “Registrants”), is filing today via EDGAR, under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), including the exhibits indicated therein, relating to the Company’s offer to exchange (the “Exchange Offer”) up to $60,000,000 in aggregate principal amount of its 6.875% Senior Notes due 2022 (the “Exchange Notes”) for any and all of its outstanding 6.875% Senior Notes due 2022 (the “Initial Notes”), which were offered and sold in April 2015 in a private offering pursuant to Rule 144A and Regulation S under the Securities Act. The Initial Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, who are also registrants under the S-4 Registration Statement.

We are informing the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) that the Registrants are registering the Exchange Offer on the S-4 Registration Statement in reliance on the position of the Commission enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales), and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). Further, we are including the following representations to the Staff on behalf of the Registrants:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the Exchange Offer that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (a) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect, and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

U.S. Securities and Exchange Commission
August 31, 2015

2.	No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the Exchange Offer (through the prospectus for the Exchange Offer) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the Exchange Offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $6,972.00 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

_________________________

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing, please do not hesitate to contact the undersigned at (303) 770-8300.

Sincerely,

/s/ Dale Francescon

Dale Francescon

cc:	Robert Francescon, Century Communities, Inc.
David Messenger, Century Communities, Inc.
Mark Kelson, Esq., Greenberg Traurig, LLP
William Wong, Esq., Greenberg Traurig, LLP